UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 7
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2011 (the “Original Schedule 13D”), with Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2011 (“Amendment No. 1”), and with Amendment No. 2 to Schedule 13D filed with the SEC on October 31, 2011(“Amendment No. 2”),   and  Amendment No. 3 to Schedule 13D SEC on December 8, 2011 (“Amendment No. 3”),  Amendment No.4 to Schedule 13D SEC on June 8, 2012 ( “Amendment No. 4”),  Amendment No.5 to Schedule 13D SEC on June 15, 2012 ( “Amendment No. 5”) and Amendment No.6 to Schedule 13D SEC on September 28, 2012 ( “Amendment No. 6”). This Amendment No. 7 amends Items 4 of the Original Schedule 13D.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.               Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons sent the attached letter to the Company Secretary on October 29, 2012.

Item 7.               Materials to be Filed as Exhibits.

See letter dated October 29, 2012 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 29, 2012
CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

E mail:  USCorporateGovernance@citlon.com

EXHIBIT A

October 29, 2012

Mr. Edward Y. Baker
Chairman, Greater China Fund
c/o Ms. Deborah Docs
Chief Legal Officer and Secretary
Prudential Investments LLC
100 Mulberry Street, Gateway Center Three
Newark, NJ  07102

RE: The Greater China Fund, Inc.

Dear Mr. Baker,

City of London Investment Management Company Limited (“City of London”) holds, on behalf of its clients, 9,857,172 shares of The Greater China Fund, Inc. (the “Fund”) representing 40.6% of the shares outstanding at the point of our most recent regulatory disclosure.

On September 28, 2012, City of London suggested via a letter filed as an amendment to a 13D filing, that Shareholders of the Fund be offered a three way choice: vote for approval of the Aberdeen investment advisory agreement; vote for merger into The JF China Region Fund, Inc.; or vote for liquidation of the Fund.

We suggested this as a solution as, in our opinion, the Fund Board had continued to show that it was completely out of touch with Shareholders’ opinions, had lost any credibility regarding making  any recommendation, and thus was being seen by Shareholders as ineffectual.

Having made two new Aberdeen-related appointments (Messer’s Hazlett and Sell) as announced in the Fund’s press release of October 26, 2012, in our opinion the Board of the Fund is continuing down the insular path that it has gone down for many years, unable to grasp that it is totally unable to meet Shareholders expectations and needs.

For the record, City of London will not vote for any action that perpetuates the present Fund Board.

City of London will not vote for the appointment of Aberdeen and would now suggest that the Fund Board allow a vote for either merger into The JF China Region Fund, Inc. or liquidation.  Further, going forward City of London will not support the candidature of any member of the Fund Board as presently constructed in any future attempt to gain appointment to any other US CEF Board.

Sincerely,

Jeremy Bannister
Director, Corporate Governance
City of London Investment Management Company Limited